                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                             (Amendment No.      *)

                         ITT Educational Services, Inc.
                       ----------------------------------
                                (Name of Issuer)


                                  Common Stock
                        --------------------------------
                         (Title of Class of Securities)

                                  45068B 10 9
                            -----------------------
                                 (CUSIP Number)





       Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

       *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

       The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes). CUSIP No. 45068B 10 9






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
 1)         Names of Reporting Persons
            S.S. or I.R.S. Identification Nos. of Above Persons

            ITT Corporation
            13-5158950
- -------------------------------------------------------------------------------

2)         Check the Appropriate Box if a Member of a Group       (a) / /
           (See Instructions)                                     (b) / /

- -------------------------------------------------------------------------------

 3)         SEC Use Only

- -------------------------------------------------------------------------------

 4)         Citizenship or Place of Organization

            Delaware

- -------------------------------------------------------------------------------

     Number of              (5)     Sole Voting Power
      Shares                        10,000,000
   Beneficially
     Owned by               ---------------------------------------------------
       Each
     Reporting              (6)     Shared Voting Power
      Person                               - 0 -
       With
                            ---------------------------------------------------

                            (7)     Sole Dispositive Power
                                    10,000,000

- -------------------------------------------------------------------------------

                            (8)     Shared Dispositive Power
                                           - 0 -

- -------------------------------------------------------------------------------

9)          Aggregate Amount Beneficially Owned by Each Reporting Person
            10,000,000

- -------------------------------------------------------------------------------

10)         Check if the Aggregate Amount in Row (9) Excludes Certain Shares
            (See Instructions)                                        / /

- -------------------------------------------------------------------------------




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11)         Percent of Class Represented by Amount in Row (9)
            83.3%

- -------------------------------------------------------------------------------

12)         Type of Reporting Person (See Instructions)
            HC

- -------------------------------------------------------------------------------

Item 1(a).         Name of Issuer:

                   ITT Educational Services, Inc.

Item 1(b).         Address of Issuer's Principal Executive Offices:

                   5975 Castle Creek Parkway, N. Drive,
                   Indianapolis, IN 46250

Item 2(a).         Name of Person Filing:

                   ITT Corporation

Item 2(b).         Address of Principal Business Office or, if none, Residence:

                   1330 Avenue of the Americas
                   New York, NY 10019

Item 2(c).         Citizenship:

                   Delaware

Item 2(d).         Title of Class of Securities:

                   Common stock

Item 2(e).         CUSIP Number:
                   45068B 10 9

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                   Not applicable





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

Item 4.            Ownership.

                   (a) Amount Beneficially Owned:

                       10,000,000

                   (b) Percent of Class:

                       83.3%

                   (c) Number of shares as to which such person has:

                         (i)   sole power to vote or to direct the vote                       10,000,000
                        (ii)   shared power to vote or to direct the vote                       - 0 -
                       (iii)   sole power to dispose or to direct the disposition of          10,000,000
                        (iv)   shared power to dispose or to direct the disposition of          - 0 -

Item 5.            Ownership of Five Percent or Less of a Class.

                   Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.

                   Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                   Not Applicable

Item 8.            Identification and Classification of Members of the Group.

                   Not Applicable

Item 9.            Notice of Dissolution of Group.

                   Not Applicable

Item 10.           Certification.

                   Not Applicable





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Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    April 13, 1995


                                                 ITT CORPORATION



                                                 By     Walter F. Diehl, Jr.
                                                   -----------------------------
                                                        Walter F. Diehl, Jr.
                                                           Vice President





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